

ΓIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-53148

REPORT FOR THE PERIOD BEGINNING **01/01/06** AND ENDING **12/31/06**

A. REGISTRANT IDENTIFICATION



RECEIVED
FEB 27 2007
WASH, D.C.
190
SECTION

NAME OF BROKER-DEALER:

Gold Coast Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

275 E. Hillcrest Drive, Suite 225

(No. and Street)

Thousand Oaks	**California**	**91360**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tae P. Ho **(805) 496-3660**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)

Hurley & Company

15650 Devonshire Street, Suite 100	**Granada Hills**	**California**	**91344**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions

Oath or Affirmation

I, TAE P. HO, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of GOLD COAST SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.


SUSAN S. ANDERSON
COMM. # 1631982
NOTARY PUBLIC-CALIFORNIA
VENTURA COUNTY
MY COMM. EXP. DEC. 24, 2009

Signature

CHIEF EXECUTIVE OFFICER

Title

Subscribed and sworn
to before me this
26 day of February 2007

Notary Public

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2006

	Page
Report of Independent Public Accounts	1
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholders' Equity	4
Statements of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statements of Cash Flows	6
Notes to Financial Statements	7
Supplementary Information	15
Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	21

HURLEY & COMPANY
Certified Public Accountants



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
Gold Coast Securities, Inc.

We have audited the accompanying statements of financial condition of Gold Coast Securities, Inc. (the "Company") as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hurley & Company

Granada Hills, California
February 15, 2007

Suite 100
15650 Devonshire Street
Granada Hills, California 91344

Telephone (818) 895-1943
Facsimile (818) 891-8050
WWW.HURLEYCPA.COM

Member - AICPA Center for Public Company Audit Firms

GOLD COAST SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and December 31, 2005

	2006	2005
ASSETS		
Cash and cash equivalents	$ 47,371	$ 58,498
Deposit with clearing organization	25,000	25,000
Receivable from broker-dealers and clearing organization	296,333	271,444
Deferred income taxes	-	6,500
Office furniture and equipment, at cost, less accumulated depreciation of $37,421 and $30,092 at December 31, 2006 and December 31, 2005, respectively	16,970	16,231
Other assets, net of allowance for doubtful accounts of $0 and $15,000 at December 31, 2006 and December 31, 2005, respectively	53,705	48,370
Total assets	$ 439,379	$ 426,043
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payable to clearing organization	$ 267	$ 306
Accounts payable and accrued expenses	134,649	118,447
Deferred revenue, net	67,863	56,434
	202,779	175,187
Commitments and contingent liabilities	-	-
Liabilities subordinated to claims of general creditors	-	-
Stockholders' equity:		
Common stock, no par value, Series A voting shares, 200.00 shares authorized, 151.00 shares issued and outstanding at both December 31, 2006 and December 31, 2005, respectively	7,265	7,265
Common stock, no par value, Series B non-voting shares, 1,300.00 shares authorized, 542.34 and 564.34 shares issued and outstanding at December 31, 2006 and December 31, 2005, respectively	80,809	190,809
Additional paid-in capital	3,515	9,015
Retained earnings	145,011	43,767
Total stockholders' equity	236,600	250,856
Total liabilities and stockholders' equity	$ 439,379	$ 426,043

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2006 and December 31, 2005

	2006	2005
Revenues:		
Commissions	$ 4,085,275	$ 1,801,005
Investment advisory and management fees	1,046,114	878,763
Representative monthly fees	117,044	90,921
Reimbursement income	58,833	37,942
Miscellaneous income	40,274	14,212
Interest and dividend income	11,178	5,047
	5,358,718	2,827,890
Expenses:		
Commissions	3,275,257	1,169,370
Employee compensation and benefits	1,220,558	871,406
Investment advisory and management fee expense	359,272	306,765
Occupancy	143,073	112,046
Office expense	142,422	126,804
Legal and professional fees	15,924	14,687
Communications and data processing	15,449	14,108
Postage and delivery	11,133	9,498
Clearing	7,273	8,537
Travel and entertainment	7,119	6,818
Website maintenance and documentation	5,020	7,151
Other	4,553	6,078
Bad debt expense	1,821	-
Interest expense	-	29
	5,208,874	2,653,297
Income before income tax provision	149,844	174,593
Income tax provision	48,600	54,300
Net income	$ 101,244	$ 120,293

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2006 and December 31, 2005

	Series A Common Stock		Series B Common Stock		Additional Paid-in	Retained Earnings (Accumulated	Stockholder
	Shares	Value	Shares	Value	Capital	Deficit)	Equity
Balance at January 1, 2005	151.00	$ 7,265	587.34	$ 305,809	$ 16,515	$ (76,526)	$ 253,063
Repurchase shares from stockholder - January 5, 2005 through October 12, 2005	-	-	(23.00)	(115,000)	(7,500)	-	(122,500)
Net income	-	-	-	-	-	120,293	120,293
Balance at December 31, 2005	151.00	7,265	564.34	190,809	9,015	43,767	250,856
Repurchase shares from stockholder - February 3, 2006 through October 18, 2006	-	-	(22.00)	(110,000)	(5,500)	-	(115,500)
Net income	-	-	-	-	-	101,244	101,244
Balance at December 31, 2006	151.00	$ 7,265	542.34	$ 80,809	$ 3,515	$ 145,011	$ 236,600

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Years Ended December 31, 2006 and December 31, 2005

	2006	2005
Subordinated borrowings at beginning of year	$ -	$ -
Increases:	-	-
Decreases:	-	-
Subordinated borrowings at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and December 31, 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 101,244	$ 120,293
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	7,329	8,038
Deferred income tax benefit	6,500	23,500
Changes in:		
Receivable from broker-dealers and clearing organization	(24,889)	(69,899)
Other assets	(5,335)	(11,549)
Accounts payable and accrued expenses	16,163	28,150
Deferred revenue, net	11,429	23,692
Total adjustments	11,197	1,932
Net cash provided by operating activities	112,441	122,225
Cash flows from investment activities:		
Purchase of furniture and equipment	(8,068)	(623)
Net cash used in investing activities	(8,068)	(623)
Cash flows from financing activities:		
Payments on capital lease obligations	-	(244)
Repurchase of common stock	(115,500)	(122,500)
Net cash used in financing activities	(115,500)	(122,744)
Net decrease in cash and cash equivalents	(11,127)	(1,142)
Cash and cash equivalents at beginning of year	58,498	59,640
Cash and cash equivalents at end of year	$ 47,371	$ 58,498
Supplemental cash flow disclosures:		
Income tax payments	$ 45,180	$ 30,800
Interest payments	$ -	$ 29

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware corporation, headquartered in California, and began operations in January 2001.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities and mutual funds; selling corporate debt, municipal bonds, and U.S. government securities; selling tax shelters or limited partnerships in primary distribution; selling variable life or annuities; purchasing and writing put and call options; and providing investment advisory and management services.

2. Significant Accounting Policies

* Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and highly liquid debt instruments with original maturities of three months or less.

* Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

2. Significant Accounting Policies (Continued)

* Receivable From and Payable To Clearing Organization

The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing Company) on a fully disclosed basis. Pershing Company is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

* Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions clear.

* Investment Advisory Income

Investment advisory and management fees are received quarterly in advance, but are recognized as earned on a pro rata basis over the term of the contract. The unearned portion is recorded as deferred revenue, net of associated fees and expenses.

* Property and Equipment

Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining term of the lease.

* Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Significant Accounting Policies (Continued)

* Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

* Fair Value of Financial Instruments

The Company's financial instruments are either carried at fair value, or are considered to be stated at fair value, due to their short-term nature.

*Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and broker-dealer/clearing organization accounts receivable. The Company places substantially all of its cash deposits with one high-quality financial institution. With respect to broker-dealer/clearing organization receivables, such receivables normally arise from commissions and fees generated through the purchase and sale of financial instruments by the Company's numerous customers, and are generally not collateralized. The Company has contractual arrangements with highly-rated broker-dealers and insurance companies as the source of these revenues. As of December 31, 2006, approximately 58% of the Company's total receivable from broker-dealers and the clearing organization was from the clearing broker, and another 17% was from one other financial institution.

The Company maintains reserves for potential credit losses, as applicable, and such losses, in the aggregate, have not exceeded management's expectations. During the years ended December 31, 2006 and 2005, bad debt expense amounted to $1,821 and $0, respectively.

*Advertising Costs

The Company expenses the cost of advertising in the year incurred. During the years ended December 31, 2006 and 2005, such advertising expenses (included as part of "other" expenses) amounted to $3,155 and $5,234, respectively.

GOLD COAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

2. Significant Accounting Policies (Continued)

*Recently Issued Accounting Pronouncement

In June 2006, the Financial Accounting Standards Board (the "FASB"), released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in tax positions and requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect its adoption to have a material impact on its financial condition, results of operations, or cash flows.

* Reclassifications

Certain prior period amounts have been reclassified to conform to the current year's presentation.

3. Related Party Activities

The Company's three principal stockholders all receive salaries as compensation for their services as officers and employees.

These stockholders have also formed a partnership, which is the beneficiary of life insurance policies on their respective lives. The partnership has adopted a buy-sell agreement, which states that in the event of the death of any one of these three individuals, the insurance proceeds will be utilized (as a down or full payment thereon) to repurchase the stockholder's interest in the Company from the stockholder's heirs, at a price as defined in the agreement.

In December 2005, the Company obtained two three-year operating leases on vehicles driven by its President and Senior Vice President. Total lease expense incurred for these vehicles for the years ended December 2006 and 2005 amounted to $17,724 and $2,402, respectively. Current required monthly lease payments total approximately $1,478, and the aggregate future lease commitment is as follows:

Year ended December 31,:	
2007	$ 17,733
2008	16,255
Total lease commitment	$ 33,988

4. Commitments and Contingencies

(a) The Company extended its operating lease for 1,782 square feet of office space in Thousand Oaks, California. Effective October 1, 2005, the extended lease calls for non-cancelable minimum monthly rental payments of approximately $3,564, to be adjusted upward by 3% annually each December 1st. Accordingly, the base rent was increased on December 1, 2006 to approximately $3,671 per month. The base rent for the months of October and November 2005 was abated. In addition, the Company currently pays its proportionate share (approximately $7 per month) of increases in the lessor's operating expenses. The total lease term is for sixty-two months, terminating November 30, 2010, although the Company does have one option to extend the lease for an additional five years.

4. Commitments and Contingencies (Continued)

The Company signed a five-year lease for its rental of an additional 1,802 square feet of office space in Gold River, California. The lease was effective June 12, 2005 and expires on June 11, 2010, with the rent abated for the first three months of the lease term. Current monthly rental payments are approximately $3,244, with annual rent increases each June of approximately 2.8% throughout the lease term.

The Company has renewed its lease of an additional 996 square feet of office space in La Mirada, California from La Mirada Centers through October 31, 2007. The base rent is currently set at $1,464 per month plus approximately $31 in operating expenses.

Rental expense (including the Company's share of the lessors' operating costs, as applicable) for the years ended December 31, 2006 and 2005 amounted to $99,723 and $97,546, respectively. As of December 31, 2006, the Company had incurred a deferred lease obligation of $17,154, which was primarily the result of contractual rent abatements. Future aggregate minimum required lease payments on the office leases are as follows:

Year ended December 31,:	
2007	$ 98,722
2008	86,173
2009	88,618
2010	63,067
Total lease commitment	$336,580

(b) In the normal course of business, the Company is subject to various litigation and arbitration matters. Management does not believe the eventual outcome of any current litigation in the aggregate will have a material adverse effect on the Company's financial statements.

5. Pension Plan

In August 2003, the Company established a new 401(k) PROFIT SHARING PLAN with Fidelity Investments administered by the Senex Group. The 401(k) profit sharing plan, as adopted, allows for employee contributions through salary reductions ranging from 0% to 15% of employee salary, capped, respectively, at $15,000 in 2006 and $14,000 in 2005 (plus catch-up provisions). This plan is non-discriminatory; all employees who are at least 21 years of age and have been employed by the Company for at least 6 months are eligible to participate. Plan contributions are self-directed and may be invested in one or more of a series of mutual funds managed by Fidelity Investments. The employer may make matching contributions at the discretion of the Board of Directors. For both 2006 and 2005, the Company's board chose to make 3% matching contributions, which amounted to $22,663 and $19,931, respectively. All other plan contributions during the years ended December 31, 2006 and 2005 were employee-funded through salary reductions amounting to $59,850 and $25,300, respectively.

6. Capital Contributions and Withdrawals

During the period August 2002 through April 2003, the Company received $205,000 in cash capital contributions from an investor. The investor also contributed $45,000 in website maintenance and documentation services to the Company. In August 2003, the Company issued the investor 50 shares of its Series B common non-voting stock as consideration for the cumulative $250,000 in cash and services provided the Company, representing a 6.67% equity interest in the Company. In 2004, the Company repurchased 5 of those shares for $28,000; and in 2005, the Company repurchased another 23 of those shares for $122,500. In accordance with an installment plan authorized by the Company's Board of Directors, the Company redeemed the remaining 22 shares for an additional $115,500 in 2006.

7. Major Revenue Concentration

During the year ended December 31, 2006, approximately 45% of the Company's overall revenue was derived from commissions related to the sale of individual variable life insurance contracts through a single insurance company. The Company expects that most of this revenue will be non-recurring.

GOLD COAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

8. Income Tax Provision

The Company's income tax provision for the years ended December 31, 2006 and 2005 consisted of the following:

	Federal	California	Total
		2006	
Current tax provision	$ 38,000	$ 13,500	$ 51,500
Prior year over-accrual	(8,192)	(1,208)	(9,400)
Deferred tax provision - reverse lease benefit	6,500	---	6,500
Total income tax expense	$ 36,308	$ 12,292	$ 48,600
		2005	
Current tax provision	$ 22,000	$ 8,800	$ 30,800
Deferred tax provision - utilization of nol carryforwards	22,000	8,000	30,000
Deferred tax provision - record lease benefit	(6,500)	---	(6,500)
Total income tax expense	$ 37,600	$ 16,800	$ 54,300

At December 31, 2006, the Company recorded prepaid income taxes of $3,080 (included as part of prepaid expenses.

9. Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company's net capital measured $127,260 and its net capital ratio was 1.59 to 1. At December 31, 2005, the Company's net capital measured $149,489 and its net capital ratio was 1.22 to 1.

GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2006

Schedule I

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2006

Net capital		
Total stockholders' equity		$ 236,600
Deduct stockholders' equity not allowable for capital		-
Total stockholders' equity qualified for net capital		236,600
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		236,600
Deductions and/or charges:		
Nonallowable assets:		
Office furniture and equipment	$ 16,970	
Receivable from broker-dealers, in excess of related payables	35,312	
Other assets - customer receivables	3,441	
Other assets - registered representative receivables	4,916	
Other assets - prepaid expenses and deposits	45,348	105,987
Net capital before haircuts on securities positions		130,613
Haircuts on securities positions		3,353
Net capital		**$ 127,260**
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and deferred revenue, net,		$ 202,779
Items not included in statement of financial condition		-
Total aggregate indebtedness (AI)		$ 202,779
Computation of basic net capital requirement		
Minimum net capital required		$ 50,000
Excess net capital over minimum net capital required		$ 77,260
Excess net capital at 1,500 percent (net capital - 6.67% of AI)		$ 113,735
Excess net capital at 1,000 percent (net capital - 10% of AI)		$ 106,982
Ratio: Aggregate indebtedness to net capital		1.59 to 1

Schedule I (Continued)

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2006

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2006

Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 127,261
Rounding adjustment	(1)
Audit adjustments to record:	
$1,821 reduction in registered rep receivables, net (no effect on net capital)	-
$3,080 addition to prepaid income taxes (no effect on net capital)	-
$6,500 reduction in deferred tax asset (no effect on net capital)	-
Net capital per above	**$ 127,260**

Computation of alternative net capital requirement

Not applicable

Schedule II

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule III

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

Gold Coast Securities, Inc. is exempt from the possession or control requirements, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule IV

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2006

Not applicable

HURLEY & COMPANY

Certified Public Accountants



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Gold Coast Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Gold Coast Securities, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 100
15650 Devonshire Street
Granada Hills, California 91344

Telephone (818) 895-1943
Facsimile (818) 891-8050
WWW.HURLEYCPA.COM

Member - AICPA Center for Public Company Audit Firms

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and internal control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

In addition, we noted other matters involving the internal control and its operation that we have reported to the board of directors of Gold Coast Securities, Inc. in a separate letter dated February 15, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Hurley & Company

Granada Hills, California
February 15, 2007

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